October 16, 2024

David K. Chene
Chief Executive Officer
Millrose Properties, Inc.
600 Brickell Avenue, Suite 1400
Miami, FL 33131

       Re: Millrose Properties, Inc.
           Amendment No. 2 to
           Draft Registration Statement on Form S-11
           Submitted September 27, 2024
           CIK No. 0002017206
Dear David K. Chene:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 16, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form S-11
Summary
The HOPP'R as an Innovative Evolution of Land Banking, page 2

1. We refer to your revised disclosure on page 58 that even if Lennar exercises a purchase option for a Homesite that violates the pooling requirements, and you dispute it, you are still required to immediately sell the exercised Homesite(s) to
       Lennar and then litigate the issue to seek remedy and/or compensation. Please revise to add balancing disclosures regarding these requirements.
 October 16, 2024
Page 2

Founder's Rights Agreement, page 14

2. We note your revised disclosure on page C-8 and here regarding Lennar's "Effective
       Equity Price Protection Right." Please revise here to explain the term in this section by providing investors with additional context regarding this right. You may include cross-references to more detailed discussions elsewhere in the prospectus.
Our Properties
Geography, Value and Types of Transferred Assets and the Supplemental Transferred Assets, page 188

3. We refer to your response to comment 16 in your July 23, 2024 correspondence that in the next amendment, you would add narrative disclosure to "explain which properties are pooled together, based on the composition of the Transferred Assets as of June 30, 2024." Since this amendment does not appear to have additional narrative disclosures, in your next amendment, please revise to include this disclosure and also ensure that it includes the Supplemental Transferred Assets, and an explanation of how the various Groups of Homesites are placed into the pools, or advise.
General

4. We acknowledge your revised disclosures in response to prior comment 3. However, your revised disclosures explain that your "'all-weather' permanent capital structure" is subject to various conditions, such as Lennar and Other Customers electing to exercise their land purchase options or, absent such option exercise, your ability to sell finished Homesites to third parties, issue additional equity for additional land assets, or secure third-party financing. These disclosures indicate that your platform is not an "all-weather" platform. Please revise to further explain the basis for your description of your platform as "all-weather," or revise your disclosures accordingly.
       In addition, revise your first risk factor on page 56 to remove all mitigating language.
        Please contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-
3429 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Dorrie Yale at 202-551-8776 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Lillian Tsu, Esq.